REG TECHNOLOGIES, INC.

NEWS RELEASE

Reg Technologies, Inc.
(The “Company”)

SYMBOL: RRE.V / OTC BB: REG RF
OTC BB: RGUS

June 29, 2007
REGI U.S., INC. / REG TECHNOLOGIES INC. Announce CEO Clips feature presentation on US AIRWAYS

For Immediate Release: June 29, 2007. Vancouver, BC - REGI U.S., Inc. (OTC BB: RGUS, Frankfurt Stock Exchange: RGJ) and Reg Technologies Inc. (TSX Venture Exchange: RRE, OTC BB: REGRF) announces CEO Clips, a series of two minute corporate profiles on Canadian companies, will feature the Company on US AIRWAYS for the entire month of July.

The clip can also be viewed online via this link: www.b-tv.com/i/videos/regiusair.wmv

In addition it will be posted on Yahoo Finance Canada and Stockhouse.com.

ABOUT US AIRWAYS
US AIRWAYS, the 4th largest U.S. domestic airline, boards 70 million annual passengers (5.8 million/month) with 4,300 Daily Departures. US Airways serves over 225 destinations with 47 international destinations in Canada, Latin America, Europe and the Caribbean. They offer full service airline catering to the business executive with First Class, Transatlantic Business Class and 21 domestic and international airport club rooms. Their daily departures are at major airports beside hub cities including: New York LaGuardia, Los Angeles LAX, Ronald Reagan Washington National, and Boston Logan Airport.

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.
REGI U.S., Inc. owns the U.S. rights to the Rand Cam™/RadMax® rotary technology used in the revolutionary design of light weight and high efficiency engines, compressors and pumps. The RadMax ® engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax® engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. REGI U.S., Inc. and parent company Reg Technologies Inc. are currently designing and testing prototype RadMax® diesel engines, compressors and pumps intended for aviation, automotive, industrial processes and military applications. For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson
President

Contacts: REGI U.S., Inc
John Robertson, 1-800-665-4616

Forward-Looking Statements

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Statements in this press release regarding Reg Technologies/REGI's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including the impact of competitive products and pricing, the need to raise additional capital, uncertain markets for the Company's products and services, the Company's dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Company or develop or license other functionally equivalent technologies.

240 – 11780 Hammersmith Way, Richmond, B.C. V7A 5E9
Phone: (604) 278-5996    Fax: (604) 278-3409    Toll Free: (800) 665-4616
www.regtech.com